April 16, 2021

FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Aveanna Healthcare Holdings Inc.

400 Interstate North Parkway SE

Atlanta, GA 30339

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Aveanna Healthcare Holdings Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

VIA EDGAR AND ELECTRONIC DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nudrat Salik
Terence O’Brien
Deanna Virginio
Suzanne Hayes

Re:	Aveanna Healthcare Holdings Inc.
Registration Statement on Form S-1
File No. 333-254981
CIK No. 0001832332

Ladies and Gentlemen:

On behalf of Aveanna Healthcare Holdings, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 8, 2021 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on December 11, 2020, resubmitted to the Commission on February 1, 2021 and subsequently filed by the Company with the Commission on April 1, 2020 (File No. 333-254981) (the “Registration Statement”), we submit this supplemental letter to further address comment 17 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 (in accordance with the modified Rule 83 Confidential Treatment Procedure specified at:

CONFIDENTIAL TREATMENT REQUESTED BY AVEANNA HEALTHCARE HOLDINGS INC.

CONFIDENTIAL TREATMENT REQUESTED BY AVEANNA HEALTHCARE HOLDINGS INC.

https://www.sec.gov/foia/conftreat.htm (the “Modified Rule 83 Procedure”). In accordance with the Modified Rule 83 Procedure, the Company has submitted to Rule83CTRs@sec.gov only the request letter for confidential treatment and not the records for which confidential treatment is sought.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

17. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between such determination and the estimated offering price for its initial public offering (“IPO”).

Estimated Preliminary IPO Price Range

The Company advises the Staff that it currently estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a forward stock split that the Company plans to implement immediately prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on further discussions between the Company and its lead underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company does not currently expect that the foregoing indicative price range will be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock, in each case as of the date of the applicable grant of equity or equity-linked awards, was determined by the Company’s board of directors (the “Board”) in conjunction with input from management, consideration of the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Company’s most recent third-party valuations of its common stock were prepared as of June 1, 2020 and November 4, 2020. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These third-party valuations were prepared using both an income and market approach, which were then equally weighted to estimate the Company’s enterprise value. The Company then adjusted the enterprise value for debt to arrive at the equity value of the Company.

The income approach utilized the discounted cashflow method to estimate the enterprise value based on projected long-term financial information, together with appropriate adjustments to reflect tax depreciation and amortization and projected changes in net working capital based on the projected balance sheet. A weighted average cost of capital (“WACC”) was computed using a similar group of guideline public companies that closely resembled the Company, primarily based on industry, financial performance, and size and growth characteristics with appropriate equity risk and small stock premia being applied. The market approach utilized the guideline public company method which relied on valuation multiples derived from enterprise values of comparable publicly traded companies. The same factors as noted above were taken into consideration when determining the guideline public companies (including industry, size and nature of operations). The June 1, 2020 and November 4, 2020 valuations resulted in indicated fair values per share of common stock of $[***] and $[***], respectively.

CONFIDENTIAL TREATMENT REQUESTED BY AVEANNA HEALTHCARE HOLDINGS INC.

CONFIDENTIAL TREATMENT REQUESTED BY AVEANNA HEALTHCARE HOLDINGS INC.

Using these valuations, the Company made the following grants of restricted stock units and options:

Grant Date	Number of Shares Subject to restricted stock units or Options Granted	Per Share Exercise Price of Options		Per Share Fair Value of Common Shares on Grant Date
May 6, 2020(1)	4,500	$	N/A	$	[***]	(2)
May 29, 2020	6,925		$200.00	$	[***]	(2)
June 19, 2020	6,500		$200.00	$	[***]
November 24, 2020	73,877		$307.50	$	[***]

(1)	The grant on May 6, 2020 consisted of restricted stock units granted to members of our Board. The restricted stock units have no exercise price.
(2)

For accounting purposes, we performed a retrospective fair value assessment of our common stock and concluded that the fair value of our common stock underlying restricted stock units that we granted on May 6, 2020 and options that we granted on May 29, 2020 was $[***] .

June 1, 2020 Valuation

The Company relied, in part, on the results of the June 1, 2020 valuation in its determination of fair value of common stock of $[***] per share as of June 1, 2020, which was used for accounting purposes for the May 6, 2020 grant of an aggregate of 4,500 deferred restricted stock units to members of the Board and the May 29, 2020 grant of options to employees for the purchase of an aggregate of 6,925 shares of common stock. The June valuation was prepared using both the income approach, which utilized a WACC of 9.0% and the market approach, which were equally weighted to derive the enterprise value. The enterprise value was then adjusted for the Company’s total debt of $1.0 billion to arrive at the fair value of its common stock at June 1, 2020. In determining this fair value of common stock, the Company also considered the sale of 250,000 shares to its sponsors in March 2020 for $200.00 per share, the decision made in May 2020 to exit its pediatric ABA Therapy services, which resulted in the Company recording a goodwill impairment charge of $75.7 million, and the observed declining PDN, PDN Therapy, and ABA Therapy patient volumes during the first and second fiscal quarters of 2020 with a low point in mid-April 2020. Between June 1, 2020 and June 19, 2020, when the Company granted options for the purchase of an aggregate of 6,500 shares to two employees, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Company determined that the fair value of the Company’s common stock remained $[***] per share from June 1, 2020 to June 19, 2020.

November 4, 2020 Valuation

The Board relied, in part, on the results of the November 4, 2020 valuation in its determination of the fair value of common stock of $[***] per share as of November 24, 2020, when it granted options for the purchase of an aggregate of 73,877 shares to employees and directors. The November valuation was prepared using both the income approach, which utilized a WACC of 7.5% and the market approach, which were equally weighted to derive the enterprise value. Both the June, 2020 and November, 2020 valuations were performed using the same methodology, including the same peer group. The principal factors contributing to the increase in the fair value of common stock from the June 1, 2020 valuation to the November 4, 2020 valuation were (1) the closing of four strategic acquisitions, partially funded by incremental borrowings under the Company’s debt facilities between August 2, 2020 and October 23, 2020, resulting in increased revenue and EBITDA projections compared to June 1, 2020, for both the income approach and market approach enterprise value, (2) a lower WACC rate utilized within the income approach to appropriately adjust the small company size premium for the increase in enterprise value of the Company in November 2020 compared to June 2020 and (3) higher multiples for the same set of comparable companies utilized in the market approach in November 2020 than in June 2020, The enterprise value was then adjusted for an increase in our total debt of $181.4 million, resulting from the partial funding of our acquisitions to arrive at the fair value of our common stock at November 4, 2020. Between November 4, 2020 and November 24, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $[***] per share from November 4, 2020 to November 24, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY AVEANNA HEALTHCARE HOLDINGS INC.

CONFIDENTIAL TREATMENT REQUESTED BY AVEANNA HEALTHCARE HOLDINGS INC.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based in part upon discussions between the Company and its underwriters for the IPO. Prior to March 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. The factors considered in setting the Preliminary Price Range included:

•	a fundamental analysis of the Company’s business, financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	an analysis of the typical valuation ranges and performance of companies in the home health, hospice, and personal care industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	valuations metrics for and recent performance of initial public offerings of companies in the healthcare sector generally;

•	the Company’s belief that the public trading market would be receptive to companies in its industry; and

•	the Company’s belief that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company believes that the difference between the fair value of the common stock of $[***] per share as of November 4, 2020 and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors listed above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to November 4, 2020:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the November 4, 2020 valuation that considered and equally weighted both an income approach using a discounted cash flow analysis and a market approach which utilized a guideline public company approach, which would result in a lower valuation of the Company’s common stock compared to the IPO price. The November valuation was performed at a time when the Company’s shares were illiquid with a higher degree of uncertainty as to whether the Company’s shares would become liquid than at present.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created thereby reflecting increased marketability of the Company’s stock and correspondingly lower cost of capital. Therefore, the Preliminary Price Range excludes any impact of the time value of money, which was appropriately taken into account using the WACC of 7.5% in the income approach used in the November 4, 2020 valuation.

•

Since November 4, 2020, the Company has taken several steps towards the completion of an IPO, including (i) confidentially submitting its draft registration statement on Form S-1 to the Commission on December 11, 2020; (ii) confidentially submitting Amendment No. 2 to its draft registration statement on form S-1 to the Commission on February 1, 2021; and (iii) publicly filing the Registration Statement with the Commission on April 1, 2021 and applying to list its common stock on the NASDAQ Global Select Market later that same day.

CONFIDENTIAL TREATMENT REQUESTED BY AVEANNA HEALTHCARE HOLDINGS INC.

CONFIDENTIAL TREATMENT REQUESTED BY AVEANNA HEALTHCARE HOLDINGS INC.

•

Since March 8, 2021, the Company has held many “testing the waters” meetings, from which the Company received feedback from potential investors regarding the Company’s prospects and industry, which resolved some of the Company’s uncertainties about successfully completing an IPO in the near term.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash balance and decreasing its debt. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

* * * * *

If you have any questions or comments concerning matters contained in this letter or require any additional information, please do not hesitate to call Drew M. Altman, Esq. at (305) 579-0589.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Drew M. Altman
Drew M. Altman

CONFIDENTIAL TREATMENT REQUESTED BY AVEANNA HEALTHCARE HOLDINGS INC.